February 9, 2005

Postal Code 20549-0303

Via Facsimile (801) 415-3500 and U.S. mail

Jeffrey M. Jones, Esq.
Durham Jones & Pinegar
111 East Broadway, Suite 900
Salt Lake City, Utah 84111

Re:	Fonix Corporation
	Schedule TO-I
	filed January 20, 2005
	File No. :  005-47375

Dear Mr. Jones:

	We have the following comments on your filing.

Offer to Exchange

Procedures for Tendering Options, page 17

1. We note your disclosure that you may waive any condition of the offer for any particular tendering option holder. Reserving the right to waive a condition of the offer as to only particular tendering option holders raises issues under Rule 13e-4(f)(8) and other wise. Please revise here and throughout the offer to purchase, where similar language appears.

Withdrawal rights and change of election, page 18

2. Please revise the last sentence of the second paragraph in this section to clarify that you intend to accept options promptly after the expiration of the offer, and, if the offer is extended, that you expect to afford option holders withdrawal rights through the extended expiration date.

Conditions of the Offer, page 20

3. Your statement that you may assert a condition regardless of the circumstances giving rise to the event or events, including any act or omission to act by the company, renders the offer illusory. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude actions or omissions to act by the bidder.

Financial Statements, page 25

4. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item
1010(c) requires that at least a summary of that information be disseminated to option holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7, available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. In addition, please advise us as to how you plan to disseminate the summary information.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate; provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1762 if you have any questions.


Sincerely,



Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions